

Mail Stop 3030

June 3, 2009

Via U.S. Mail and Facsimile (561)514-9046

Barry S. Hollander
Chief Financial Officer
China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, Florida 33401

> **Re: China Nuvo Solar Energy, Inc.**
> **Form 10-KSB for the fiscal year ended July 31, 2008**
> **Filed November 13, 2008**
> **Form 10-Q for the quarter ended January 31, 2009**
> **File No. 333-48746**

Dear Mr. Hollander:

We have reviewed your filings and correspondence dated May 8, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-KSB for the Fiscal Year Ended July 31, 2008

Financial Statements

1.   We reference your response to prior comment 4. However, we see that you are
        developing a new product and have not generated any revenue from the sale of
        your products. As such, it appears that you are a development stage company
        under SFAS 7. Please revise future filings to include the disclosures required by
        paragraph 11 of SFAS 7 or tell us why you do not believe this is required under
        the accounting literature.

Note 1. Organization, basis of presentation and summary of significant accounting
policies, page F-8

Organization, page F-8

2.   We note your response to prior comments 8 - 10. Regarding the acquisition of
        Nuvo, please respond to the following comments:

        ·   Please revise future filings to clearly disclose your accounting for the
               transaction between Nuvo and Interactive as a recapitalization.

        ·   Your response to prior comment 8 states that the historical equity of Nuvo
               was retroactively restated for the equivalent number of shares received in the
               exchange and that the restated consolidated accumulated deficit of Nuvo has
               been carried forward after the exchange. However, we see that you present
               "Issuance of shares pursuant to Agreement and Plan of Reorganization" as a
               separate line item in the statement of stockholder's deficit for the year ended
               July 31, 2007. Please reconcile these two disclosures.

        ·   We see that you reference multiple dates and organizational activities prior to
               the inception of Nuvo on April 13, 2006. As a result of the recapitalization,
               the financial statements are those of the accounting acquirer, Nuvo, for all
               periods and therefore all references to the initial incorporation of the company
               should refer to the inception of Nuvo on April 13, 2006 and this footnote
               should only discuss the organizational and equity transactions involving
               Nuvo. Please revise in future filings.

        ·   Since you elected to keep reporting using the fiscal year-end of the legal
               acquirer (Interactive), please tell us your basis for determining that no
               transition reports need to be filed relating to your recapitalization. Please note
               that, in a reverse acquisition or recapitalization, commencing with the periodic
               report for the quarter in which the merger was consummated, reports should
               be filed based on the fiscal year of the accounting acquirer or a transition

report may be required if you elect to keep reporting using the fiscal year-end of the legal acquirer. Refer to Rule 13a-10 of Regulation 13A. Please advise.

3. We note your response to our comment 11. Please tell us your basis in U.S. GAAP for recording the spin-off of Interactive for accounting purposes when the shares have not been issued. Also, tell us when you expect that the spin-off will actually occur.

4. As a related matter, if Interactive had not been spun off at the time of the recapitalization with Nuvo, please tell us how you considered whether the acquisition was a reverse merger rather than a recapitalization and the assets and liabilities of the acquired enterprise (Interactive) should be recorded at fair value at the date of the acquisition.

5. We note your response to our comment 12. It appears that Torpedo was sold by Interactive prior to the recapitalization between Interactive and Nuvo. As a result of the recapitalization, the financial statements are those of the accounting acquirer, Nuvo, for all periods. As such, please tell us why the sale of Torpedo by Interactive is presented in the historical financial statements.

Note 4. Convertible debentures payable, page F-16

6. We note your response to our prior comments 17 - 19. Please revise future filings to disclose how you initially calculated the fair value of the embedded derivative (conversion feature) and how you remeasure the fair value at each reporting period.

7. As a related matter, we see that the excess of the value of the derivative over the face value of the convertible instrument was recorded as an expense at inception. Please tell us the accounting literature that you relied upon in expensing the value attributed to the conversion feature in excess of the proceeds allocated to the convertible instrument.

8. In response to prior comments 17 – 19, you refer to an adjusting entry for debentures that were redeemed in the year ended July 31, 2008. Please provide us with your analysis under SAB 108 that the impact of the error that resulted in an understatement of your expenses during fiscal year 2008 is not material to your financial statements.

Form 10-Q for the quarterly period ended January 31, 2009

Item 4T. Controls and Procedures, page 21

9.　　We note the disclosure that management has not performed its assessment of internal control over financial report as of January 31, 2009, but based on discussions with your auditors and other advisors, you believe that internal controls and procedures were effective. As we note that you are only required by Item 308 and 308(T) of Regulation S-K to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, please tell us whether such an assessment was performed as of January 31, 2009 and, if so, revise to provide a clear conclusion of the *effectiveness* of internal control over financial reporting as described in Exchange Act Rules 13a-15(f) and 15d-15(f). Otherwise, please revise to remove the disclosure regarding the assessment of internal control over financial reporting as of January 31, 2009.

10.　　We also refer you to our previous comment 3. The definition of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the superfluous language in your future filings or revise the disclosure in future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

11.　　We note that disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) were not effective as of July 31, 2008 due to the material weaknesses identified. Please tell us how you remediated the material weaknesses identified at July 31, 2008 such that DC&P and ICFR were effective at January 31, 2009. We also note the statement that there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. Future filings should disclose the nature of any changes in internal control, describe your remediation efforts and state why you believe that ICFR and DC&P is now effective.

　　　　As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

　　　　You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3664 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Kristin Lochhead
Accounting Reviewer